**SUPPLEMENTARY PROSPECTUS DATED MAY 11, 2007 TO THE BASE PROSPECTUS DATED SEPTEMBER 28, 2006 AND THE OFFERING CIRCULAR OF WHICH IT FORMED PART**

# TOYOTA MOTOR CREDIT CORPORATION

(a California corporation)

27103651

U.S.$30,000,000,000

Euro Medium-Term Note Program

This Supplementary Prospectus (the "**Supplementary Prospectus**") to the Base Prospectus (the "**Base Prospectus**"), dated September 28, 2006 and to the Offering Circular of which the Base Prospectus formed part, constitutes a Supplementary Prospectus for the purposes of Directive 2003/71/EC and is prepared in connection with the US$30,000,000,000 Euro Medium-Term Note Program (the "**Program**") established by Toyota Motor Credit Corporation (the "**Issuer**"). The Financial Services Authority, as the UK competent authority under Directive 2003/71/EC, has approved this Supplementary Prospectus.

This Supplementary Prospectus is supplemental to, and should be read in conjunction with, the Base Prospectus and any other supplements to the Base Prospectus issued by the Issuer. Terms defined in the Base Prospectus have the same meaning when used in this Supplementary Prospectus.

Copies of all the documents incorporated by reference in the Base Prospectus will be available for inspection, throughout the life of the Base Prospectus, at the specified offices of each of the Paying Agents named as a paying agent for the Program (but not a paying agent named for a particular Series of Notes) during normal business hours and as described in the Base Prospectus.

To the extent that there is any inconsistency between (a) any statement in this Supplementary Prospectus or any statement incorporated by reference into the Base Prospectus by this Supplementary Prospectus and (b) any other statement in or incorporated in the Base Prospectus (as supplemented from time to time), the statements in (a) above will prevail.

Except as disclosed in this Supplementary Prospectus and any supplement previously issued, there has been no significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectus which is capable of affecting the assessment of Notes issued under the Program since the publication of the Base Prospectus.

The Issuer and TMC accept responsibility for the information contained in this Supplementary Prospectus. The Issuer and TMC confirm that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplementary Prospectus is, to the best of its knowledge, in accordance with the facts and does not omit anything likely to affect the import of such information.

PROCESSED

MAY 15 2007

THOMSON
FINANCIAL

The distribution of the Base Prospectus, this Supplementary Prospectus, any other supplements to the Base Prospectus and any Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Base Prospectus, this Supplementary Prospectus, any other supplements to the Base Prospectus or any Final Terms come are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of the Base Prospectus, this Supplementary Prospectus, any other supplements to the Base Prospectus, any Final Terms and other information in relation to the Issuer and the Notes, and the offering or sale of Notes in the United States, European Economic Area, the United Kingdom, Japan and Switzerland. For a further description of restrictions on offers, sales and transfers of Notes and distribution of the Base Prospectus, this Supplementary Prospectus, any other supplements to the Base Prospectus and any Final Terms, see ''Subscription and Sale'' in the Base Prospectus. The Notes have not been and will not be registered under the U.S. Securities Act of 1933 and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

None of the Base Prospectus, this Supplementary Prospectus, any other supplements to the Base Prospectus and any Final Terms constitute an offer of, or an invitation by or on behalf of the Issuer, the Arranger or the Dealers to subscribe for, or purchase, any Notes.

## RESULTS FOR THE YEAR ENDED 31 MARCH 2007: TOYOTA MOTOR CORPORATION

On 9 May 2007, Toyota Motor Corporation ("**TMC**"), the ultimate parent company of the Issuer, announced its financial results for the year ended 31 March 2007 to the Tokyo Stock Exchange. It also filed its Report of Foreign Private Issuer for the month of May 2007, including the financial results for the year ended 31 March 2007, on Form 6-K with the Securities and Exchange Commission (the "**Form 6-K**"). The information contained in the Form 6-K has been published on the website of the London Stock Exchange and has been filed with the Financial Services Authority (such information, the "**Filings**").

By virtue of this Supplementary Prospectus, the Press Release of TMC dated May 9, 2007 - Toyota Announces Year-End Financial Results, the Highlights of Consolidated Financial Results for FY 2007 (April 1, 2006 through March 31, 2007) of TMC, the Highlights of Unconsolidated Financial Results for FY 2007 (April 1, 2006 through March 31, 2007) of TMC, the FY 2007 Consolidated Financial Results (April 1, 2006 through March 31, 2007) of TMC, the FY 2007 Unconsolidated Financial Results (April 1, 2006 through March 31, 2007) of TMC, Financial Summary FY 2007 (April 1, 2006 through March 31, 2007) of TMC, the Supplementary Material for Financial Results for the 12 months ended March 31, 2007 (Consolidated) of TMC, the Supplementary Material for Financial Results for the 12 months ended March 31, 2007 of TMC, the Press Release of TMC dated May 9, 2007 - Notice Concerning Election of the Accounting Auditor, the Press Release dated May 9, 2007 - Notice Concerning Stock Acquisition Rights for the Purpose of Granting Stock Options, the Press Release dated May 9, 2007 - Notice Concerning Acquisition of Own Shares

(Acquisition pursuant to the Resolution adopted at the 102nd Ordinary General Shareholders' Meeting), the Press Release dated May 9, 2007 - Holding of Ordinary General Shareholders' Meeting and the Press Release dated May 9, 2007 - Notice Concerning Acquisition of Own Shares (To be proposed at the 103rd Ordinary General Shareholders' Meeting) (excluding all information incorporated by reference therein and excluding any information or statements included in the Filings that is or might be considered to be forward looking), are incorporated in, and form part of, the Base Prospectus.